                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO. ___)(1)

                               IKOS SYSTEMS, INC.
                           --------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $0.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    451716203
                               -------------------
                                 (CUSIP Number)

               Mentor Graphics Corporation and Fresno Corporation
                              8005 SW Boeckman Road
                              Wilsonville, OR 97070
                           Attention: General Counsel
                                 (503) 685-7000

                                 with a copy to:

                          Christopher L. Kaufman, Esq.
                                Latham & Watkins
                             135 Commonwealth Drive
                              Menlo Park, CA 94025
                                 (650) 328-4600

-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 27, 2001
                            -------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        Note. Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 13 Pages)

----------

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

-------------------                                           ------------------
CUSIP No. 451716203                     13D                   Page 2 of 13 Pages
-------------------                                           ------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Mentor Graphics Corporation

--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)[X]
                                                                 (b)[ ]
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS*

        WC

--------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                   [ ]
--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Oregon
--------------------------------------------------------------------------------

                                        7        SOLE VOTING POWER
                                                 841,600 Shares of Common Stock
                                  ---------------------------------------------

          NUMBER OF SHARES              8        SHARED VOTING POWER
            BENEFICIALLY                         None
              OWNED BY            ---------------------------------------------
           EACH REPORTING
            PERSON WITH                 9        SOLE DISPOSITIVE POWER
                                                 841,600 Shares of Common Stock
                                   ---------------------------------------------

                                        10       SHARED DISPOSITIVE POWER
                                                 None
--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 841,600 Shares of Common Stock

--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [ ]
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.1%

--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 451716203                     13D                   Page 3 of 13 Pages
-------------------                                           ------------------
--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Fresno Corporation

--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)[X]
                                                                 (b)[ ]
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS*
        AF

--------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                   [ ]
--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------

                                        7        SOLE VOTING POWER
                                                 100 Shares of Common Stock
                                  ---------------------------------------------

          NUMBER OF SHARES              8        SHARED VOTING POWER
            BENEFICIALLY                         None
              OWNED BY            ---------------------------------------------
           EACH REPORTING
            PERSON WITH                 9        SOLE DISPOSITIVE POWER
                                                 100 Shares of Common Stock
                                   ---------------------------------------------

                                        10       SHARED DISPOSITIVE POWER
                                                 None
--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 Shares of Common Stock

--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [ ]
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.1%

--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

            This statement relates to the shares of common stock, $.01 par value per share, of IKOS Systems, Inc., a Delaware corporation (the "Issuer"), including the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated January 22, 1999, between the Issuer and Bank Boston, N.A., as amended. The Issuer's principal executive offices are located at 79 Great Oaks Blvd., San Jose, California 95119.

ITEM 2. IDENTITY AND BACKGROUND.

            (a)-(c) and (f) This statement is filed by Mentor Graphics Corporation, an Oregon corporation ("Mentor"), and Fresno Corporation, a Delaware corporation and a wholly-owned subsidiary of Mentor ("Purchaser" and, together with Mentor, the "Reporting Person"). The principal executive and business office of Mentor and Purchaser is located at 8005 SW Boeckman Road, Wilsonville, Oregon 97070.

            Mentor's principal business is the manufacture, marketing and support of software and hardware electronic design automation products and embedded systems software products and the provision of related services which enable engineers to design, analyze, simulate, model, implement and verify the components of electronic systems. Purchaser is a recently incorporated Delaware corporation organized solely to carry out certain transactions in connection with the Offer (as defined herein).

            Information as to each of the executive officers and directors of Mentor is set forth on Annex A hereto. Information as to each of the executive officers and directors of Purchaser is set forth on Annex B hereto. Each of such persons on Annex A and Annex B is a citizen of the United States.

            (d) During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the individuals named in Annex A or Annex B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the individuals named in Annex A or Annex B hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            As of the close of business on December 6, 2001, Mentor beneficially owned 841,600 shares of the Issuer's common stock which were purchased for an aggregate purchase price (excluding commissions) of approximately $6,164,707, which amount was provided from Mentor's working capital. As of the close of business on December 6, 2001, Purchaser beneficially owned 100 shares of the Issuer's common stock which were contributed to Purchaser by Mentor. The shares contributed to Purchaser by Mentor had an aggregate market value, at the time they were contributed of approximately $730.

ITEM 4. PURPOSE OF TRANSACTION.

            The purpose of the Offer and the proposed second-step merger, pursuant to which Purchaser will merge with and into the Issuer with the Issuer continuing as the surviving corporation, is to acquire control of, and the entire equity interest in, the Issuer. The information set forth in "Introduction," "The Offer -- Terms of the Offer; Expiration Date," "The Offer -- Purpose and Structure of the Offer; Plans for the Company; Appraisal Rights," "The Offer -- Dividends and Distributions," "The Offer -- Conditions to the Offer" and "The Offer -- Legal Proceedings between Mentor and the Company" in an offer to purchase dated December 7, 2001 (the "Offer"), a copy of which is included as Exhibit 2 hereto, is incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a)-(b) As of the close of business on December 6, 2001, Mentor beneficially owned in the aggregate 841,600 shares of the Issuer's common stock (including the shares beneficially owned by Purchaser), which represent approximately 9.1% of the 9,225,000 shares outstanding as of September 29, 2001, as reported in the Issuer's Schedule 14A filed on October 31, 2001 (the "Outstanding Shares"). As of the close of business on December 6, 2001, Purchaser beneficially owned in the aggregate 100 shares of the Issuer's common stock, which represent less than .1% of the Outstanding Shares. Mentor has the sole power to vote or to direct the vote, and to dispose or to direct the disposition, of all shares of the Issuer's common stock directly owned by Mentor and, as the sole stockholder of Purchaser, of all shares of the Issuer's common stock directly owned by Purchaser. To the best of the Reporting Person's knowledge, none of the individuals named in Annex A or Annex B hereto beneficially own any of the shares of the Issuer's common stock.


            (c) On December 5, 2001, Purchaser acquired 100 shares of the Issuer's common stock through a contribution by Mentor, which shares had an aggregate market value of approximately $730. During the past 60 days, Mentor has purchased 411,600 shares of the Issuer's common stock through open market purchases in the following transactions, all of which were effected in the over-the-counter market:

Date               Number of Shares         Range of Price per Share*
----               ----------------         ------------------------
11/27/01                53,400                   $6.33 - $5.895
11/28/01                55,500                   $6.54 - $6.2797
11/29/01                93,200                   $7.55 - $6.54
11/30/01                39,300                   $7.48 - $7.24
12/03/01                26,350                   $7.50 - $7.31
12/04/01                14,750                   $7.45 - $7.3594
12/05/01                8,800                    $7.48 - $7.39
12/06/01               120,300                   $7.95 - $7.48

*  Excluding commissions.

            Except as set forth herein, none of the Reporting Person or the individuals named in Annex A or Annex B hereto has effected any transaction in shares of the Issuer's common stock during the past 60 days.

            (d) Not Applicable.

            (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            On June 16, 2000, Mentor entered into a confidentiality agreement related to certain confidential information provided by the Issuer to Mentor in connection with a possible acquisition or other business combination of the Issuer by Mentor.

            Except as set forth herein, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the persons listed in Annex A or Annex B hereto, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1. Confidentiality Agreement dated June 16, 2000, between Mentor and the Issuer (previously filed as Exhibit
                         (d)(1) to the Schedule TO filed by the Reporting Person on December 7, 2001).

        Exhibit 2. Offer to Purchase, dated December 7, 2001, by Purchaser (previously filed as Exhibit (a)(1)(A) to the Schedule TO filed by the Reporting Person on December 7, 2001).

        Exhibit 3.       Joint Filing Agreement.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  MENTOR GRAPHICS CORPORATION

                                  By:    /s/ Gregory K. Hinckley
                                         ---------------------------------------
                                  Name:  Gregory K. Hinckley
                                  Title: President

Date:  December 7, 2001

                                  FRESNO CORPORATION

                                  By:      /s/ Gregory K. Hinckley
                                         ---------------------------------------
                                  Name:  Gregory K. Hinckley
                                  Title: Chief Financial Officer
Date:  December 7, 2001

                                     ANNEX A

         DIRECTORS AND EXECUTIVE OFFICERS OF MENTOR GRAPHICS CORPORATION

            The following tables set forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years for each member of the Board of Directors and each executive officer of Mentor. Unless indicated otherwise, each person is a citizen of the United States with a principal business address at 8005 SW Boeckman Road Wilsonville, Oregon 97070.

            Directors

            WALDEN C. RHINES: Chairman of the Board and Chief Executive Officer of Mentor since 2000; President and Chief Executive Officer of Mentor from 1993 to 2000; director of Triquint Semiconductor, Inc. and Cirrus Logic, Inc. (both are manufacturers of semiconductors).

            MARSHA B. CONGDON: Private investor since 1997; Vice President, Policy and Strategy, of US West Inc. (a provider of communications services) from 1995 to 1997.

            JAMES R. FIEBIGER: Chairman of the Board and Chief Executive Officer of Lovoltech Inc. (a semiconductor company) since 1999; Vice Chairman and Managing Director of Technology Licensing of Gatefield Corporation (a semiconductor company) from 1998 to 2000; President and Chief Executive Officer of Gatefield Corporation from 1996 to 1998; Chairman of the Board and Managing Director of Thunderbird Technologies, Inc. (a technology licensing company) from 1992 to 1997; Chairman of the Board of Directors of Thunderbird Technologies, Inc.; director of QLogic Corporation (a developer of semiconductor and board-level products) and Actel Corporation (a developer of field programmable gate arrays).

            GREGORY K. HINCKLEY: President of Mentor since 2000; Executive Vice President, Chief Operating Officer and Chief Financial Officer of Mentor from 1997 to 2000; Senior Vice President and Vice President of VLSI Technology, Inc. (a semiconductor company) from 1992 to 1997; director of Amkor Technology (a provider of semiconductor packaging and test services).

            DAVID A. HODGES: Professor of Electrical Engineering and Computer Sciences at the University of California at Berkeley (UC Berkeley) since 1970; Dean of College of Engineering at UC Berkeley from 1990-1996; director of Silicon Image, Inc. (a semiconductor company).

            KEVIN C. MCDONOUGH: President and Chief Executive Officer of ChipData, Inc. (an internet service company) since 1999; Vice President and General Manager of National Semiconductor Corporation (a manufacturer of electronic components) from 1997 to 1999; Senior Vice President of Engineering of Cyrix Corporation (a manufacturer of microprocessors) from 1989 to 1997.

            FONTAINE K. RICHARDSON: Private investor since 2000; General Partner of Eastech III and Vice President of Eastech Management Company (affiliated private venture capital firms) from 1983 to 2000; director of ePresence, Inc. (an Internet services provider).

            Executive Officers

            WALDEN C. RHINES: Dr. Rhines has served as Chairman of the Board and Chief Executive Officer since November 2000. Dr. Rhines served as Director, President and Chief Executive Officer of Mentor from October 1993 to October 2000. Dr. Rhines is currently a director of Cirrus Logic, Inc., and Triquint Semiconductor, Inc., both semiconductor manufacturers.

            GREGORY K. HINCKLEY: Mr. Hinckley has served as President since November 2000. Mr. Hinckley served as Executive Vice President, Chief Operating Officer and Chief Financial Officer of Mentor from January 1997 to October 2000. From November 1995 until December 1996, he held the position of Senior Vice President with VLSI Technology, Inc. (VLSI), a manufacturer of complex ASICs. Mr. Hinckley is a director of Amkor Technology, Inc., an IC packaging, assembly and test services company.

            L. DON MAULSBY: Mr. Maulsby has served as Senior Vice President, World Trade since October 1999. From June 1998 to October 1999, he was president of Tri-Tech and Associates, a manufacturer's representative firm. From June 1997 to June 1998 he was Vice President of World Wide Sales and Marketing for Interphase Corporation, a manufacturer of high performance network and mass storage products. From April 1988 to December 1997, he was employed by VLSI Technology, Inc. where his duties included Vice President Worldwide Sales and Vice President and General Manager of its Computing Division.

            ANTHONY B. ADRIAN: Mr. Adrian has served as Vice President, Corporate Controller since joining Mentor in January 1998. From August to December of 1997, he held the position of Vice President and Acting Controller for Wickland Oil Company, a petroleum marketing and distribution company. From January 1996 to August 1997, Mr. Adrian served as Managing Director of Wickland Terminals in Australia. From November 1992 to January 1996, Mr. Adrian served as Vice President and Controller of Wickland Oil.

            JUE-HSIEN CHERN: Dr. Chern has served as Vice President and General Manager of Mentor's Deep Submicron (DSM) Division since joining Mentor in January 2000. From 1994 to 1998, Dr. Chern served as Vice President and Chief Technology Officer for Technology Modeling Associates. In 1998 Technology Modeling Associates merged with Avant! Corporation and Dr. Chern became head of Avant!'s DSM Business Unit. From August 1999 to December 1999, Dr. Chern was President of Ultima Corporation.

            BRIAN DERRICK: Mr. Derrick has served as Vice President and General Manager of Mentor's Physical Verification (PVX) Division since November 2000. From March 1998 to November 2000, he was the Director of Mentor's Calibre and Velocity Strategic Business Unit. From January 1997 to March 1998, he was marketing manager for Mentor's Calibre Business Unit. Mr. Derrick was employed by Allied Signal Corporation from 1988 to 1997, where his duties included marketing manager. He has been with Mentor since 1997.

            DEAN FREED: Mr. Freed has served as Vice President, General Counsel and Secretary of Mentor since July 1995. Mr. Freed served as Deputy General Counsel and Assistant Secretary of Mentor from April 1994 to July 1995. He has been employed by Mentor since January 1989.

            HENRY POTTS: Mr. Potts has served as Vice President and General Manager of the Systems Design Division (SDD) since joining Mentor in April 1999. From 1997 to 1998, Mr. Potts was Vice President of Engineering for Hitachi Micro Systems, a semiconductor research and development company. From 1994 to 1997, he was employed by Motorola Semiconductor where his duties included leading the development activities for Advanced Signal Processor Silicon and software products.

            ANNE (WAGNER) SANQUINI: Ms. Sanquini has served as Vice President and General Manager of the Hardware Description Language (HDL) Design Division since April 1999. From June 1998 to April 1999, Ms. Sanquini served as Vice President, Marketing for Mentor. From 1996 to 1998, Ms. Sanquini was Vice President of Corporate Marketing for the SunSoft operating company of Sun Microsystems, Inc. Ms. Sanquini has been with Mentor since June 1998.

            DENNIS WELDON: Mr. Weldon has served as Treasurer and Director of Corporate Business Development since February 1996. Mr. Weldon served as Director of Business Development from June 1994 to January 1996. Mr. Weldon has been employed by Mentor since July 1988.

                                     ANNEX B

                  DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

            The following tables set forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years for each member of the Board of Directors and each executive officer of Purchaser. Unless indicated otherwise, each person is a citizen of the United States with a principal business address at 8005 SW Boeckman Road Wilsonville, Oregon 97070.

            Directors and Executive Officers

            WALDEN C. RHINES: Dr. Rhines has served as Chairman of the Board, President and Chief Executive Officer of Purchaser since December 2001. Dr. Rhines is currently a director of Mentor, as well as Triquint Semiconductor, Inc. and Cirrus Logic, Inc., both manufacturers of semiconductors.

            GREGORY K. HINCKLEY: Mr. Hinckley has served as Director and Chief Financial Officer of Purchaser since December 2001. Mr. Hinckley also has served as Executive Vice President, Chief Operating Officer and Chief Financial Officer of Mentor from January 1997 to October 2000. From November 1995 until December 1996, he held the position of Senior Vice President with VLSI Technology, Inc.
(VLSI), a manufacturer of complex ASICs. Mr. Hinckley is a director of Amkor Technology, Inc., an IC packaging, assembly and test services company.

            DEAN FREED: Mr. Freed has served as Secretary of Purchaser since December 2001. Mr. Freed also has served as Vice President, General Counsel and Secretary of Mentor since July 1995. Mr. Freed served as Deputy General Counsel and Assistant Secretary of Mentor from April 1994 to July 1995. He has been employed by Mentor since January 1989.

                                  EXHIBIT INDEX

        Exhibit 1. Confidentiality Agreement dated June 16, 2000, between Mentor and Issuer (previously filed as Exhibit
                         (d)(1) to the Schedule TO filed by the Reporting Person on December 7, 2001).

        Exhibit 2. Offer to Purchase, dated December 7, 2001, by Purchaser (previously filed as Exhibit (a)(1)(A) to the Schedule TO filed by the Reporting Person on December 7, 2001).

        Exhibit 3.       Joint Filing Agreement.